Exhibit 2.2

PROMISSORY NOTE

$4,500,000	Carlsbad, California

July 27, 2005

FOR VALUE RECEIVED, the undersigned, nStor Corporation Inc., a Delaware corporation (the “Company”), promises to pay Xyratex Technology Limited (“Holder”), the principal amount of Four Million Five Hundred Thousand Dollars ($4,500,000), or such lesser amount as may have been advanced hereunder, with interest from the date hereof on the unpaid principal balance hereunder at the rate of six percent (6.00%) per annum (on the basis of a 360-day year and the actual number of days elapsed). Of the total principal amount, One Million Five Hundred Thousand Dollars ($1,500,000) shall be advanced to the Company on the date hereof and, if and only if the License Agreement between Holder and the Company has not been terminated, then an additional One Million Dollars ($1,000,000) shall be advanced to the Company on the 19th day of each of August, September and October 2005. The total principal amount advanced under this promissory note (this “Note”) together with all accrued interest on such principal amount shall be due and payable on March 31, 2006. Any payment made under this Note shall first be applied to repay interest which has accrued hereunder, and the remainder, if any, shall be applied to reduce the principal amount outstanding hereunder.

1. Payments. All amounts due hereunder shall be payable in lawful money of the United States of America at San Jose, California, or at such other place as Holder shall designate in writing for such purpose from time to time. If a payment hereunder otherwise would become due and payable on a Saturday, Sunday or legal holiday, the due date thereof shall be extended to the next succeeding business day, and interest shall be payable thereon during such extension. Upon payment in full of all principal and interest payable hereunder, this Note shall be surrendered to the Company for cancellation. This Note may be prepaid in whole or in part. Notwithstanding anything to the contrary in this Note, the Company shall not be obligated to make any payments of principal or interest hereunder, and this Note shall be automatically canceled, if (i) Xyratex Ltd is required to close the acquisition of nStor Technologies, Inc. contemplated under the Merger Agreement dated the date hereof among such parties and Normandy Acquisition Corporation pursuant to the terms thereof for a period of greater than ten (10) business days and (ii) notwithstanding such requirement, Xyratex Ltd nevertheless refuses to close such acquisition.

2. Default. Each of the following events and occurrences shall constitute an Event of Default under this Note (each, and “Event of Default”):

(a) The failure to pay any principal of or interest on this Note when and as the same shall become due and payable whether at maturity, upon acceleration or otherwise; or

(b) (i) the liquidation of the Company or the Company’s parent corporation (the “Company Entities”), (ii) the appointment of a receiver or similar officer for either of the Company Entities, (iii) an assignment by either of the Company Entities for the benefit of its creditors, (iv) entry by either of the Company Entities into an agreement for the composition, extension or readjustment of all or substantially all of its obligations or (v) the filing of a petition in bankruptcy by or against either of the Company Entities under any bankruptcy or debtors’ law for its relief or reorganization.

If an Event of Default occurs and is continuing, then this Note, including accrued interest hereon and all accrued interest on overdue principal and interest, shall forthwith mature and become due and payable immediately without presentment, demand, protest, notice of dishonor and all other demands and notices of any kind, all of which are hereby expressly waived. No delay or failure by Holder in the exercise of any right or remedy shall constitute a waiver thereof, and no single or partial exercise by Holder hereof of any right or remedy shall preclude other or future exercise thereof or the exercise of any other right or remedy.

3. Waiver. No waiver or modification of any of the terms of this Note shall be valid or binding unless set forth in a writing specifically referring to this Note and signed by a duly authorized officer of Holder, and then only to the extent specifically set forth therein.

4. Severability. In the event that any one or more provisions of this Note shall be held to be illegal, invalid or otherwise unenforceable, the same shall not affect any other provision of this Note, and the remaining provisions of this Note shall remain in full force and effect.

5. Governing Law. This Note shall be governed by, and construed in accordance with, the laws of the State of California applicable to agreements between California residents to be performed wholly-within California, without regard to conflicts of laws principles.

IN WITNESS WHEREOF, the parties have caused this Note to be duly executed the day and year first above written.

nStor Corporation Inc.

By:	/s/ Jack Jaiven
Vice President

By:	/s/ Orilla F. Floyd
Secretary

Agreed and accepted:

Xyratex Technology Limited

By:	/s/ Steve Barber

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